Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros



05008266

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, May 16st,2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Audited Consolidated Financial Statements as of March 31, 2005.

Sincerely yours,

ferreyros s.a.a.
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias durante el período terminado el 31 de marzo del 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..



Mariela García de Fabbri
Gerente General Adjunta



Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas



Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2005

(Lima, Perú, 16 de mayo del 2005).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2005.

Las ventas del primer trimestre del 2005 ascendieron a S/. 231.4 millones, en comparación con S/. 211.6 millones del mismo periodo del año anterior, un incremento de 9.4%.

El resultado del primer trimestre del 2005 arrojó una utilidad neta de S/.4.1 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 7.3 millones, una disminución de 43.0 %.

La compañía espera mejorar en forma importante la utilidad neta del primer trimestre en los próximos meses, como consecuencia de la demanda creciente de sus productos en la mayoría de los sectores económicos del país. En el primer trimestre del 2005 las ventas de productos principales mostraron un incremento de 47.5% respecto de igual período del año anterior, mientras que las ventas de repuestos sufrieron una disminución de 7.9%, debido a atrasos en el envió de componentes para su reparación por parte de algunos clientes de la gran minería. La empresa considera que las ventas de repuestos y servicios aumentará en los próximos meses, cuando se lleve a cabo la reparación de dichos componentes.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2005 y 2004. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos Operacionales, solamente la utilidad bruta obtenida en dichas operaciones.


Ferreyros S.A.A.


Ferreyros S.A.A.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del primer trimestre del 2005 ascendieron a S/. 231.4 millones, en comparación con S/. 211.6 millones del mismo período del año anterior, un incremento de 9.4 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 47.5% a las del primer trimestre del año anterior (S/. 91.3 millones en el 1T 2005; 61.9 millones en el 1T del 2004), debido principalmente a: lo siguiente:

- Aumento de 42.7% en la venta de equipos Caterpillar (S/. 65.7 millones en el 1T del 2005; S/: 46.0 millones en el 1T del 2004) por un aumento importante en la demanda de dichos equipos por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y desarrollo para la mediana y gran minería.
- Incremento en la venta de equipos agrícolas (S/.8.5 millones en el 1T del 2005; S/. 7.5 millones en el 1T del 2004), por un aumento en la demanda de maquinaria agrícola debido al incremento en el precio de algunos productos como el arroz, azúcar, algodón, etc.
- Crecimiento de 263.3% en las ventas de la línea Automotriz (S/. 7.2 millones en el 1T del 2005, S/. 1.9 millones en el 1T 2004), generado por mayores ventas de camiones pesados debido a la renovación del parque automotor y a la Ley que prohíbe la importación de camiones usados.
- Aumento de 56.7% en las ventas de unidades usadas (S/. 9.8 millones en el 1T 2005, S/. 6.2 millones en el 1T 2004), que se explica por mayores ventas a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.
- Aumento de 28.6 % en las ventas de subsidiarias (S/. 15.1 millones en el 1T 2005, S/. 11.7 millones en el 1T 2004), por mayores ventas de equipos, repuestos y servicios de una subsidiaria, constituida en la región de la selva, a una empresa dedicada a la explotación de petróleo así como por mayores ventas de equipos agrícolas de la misma subsidiaria a agricultores dedicados a la producción de arroz en la zona de Tarapoto.

De otro lado, en el primer trimestre del 2005 las ventas de repuestos y servicios fueron menores en 7.9% que las del mismo período del año anterior (S/.122.0 millones en el 1T 2005; S/.132.4 millones en el 1T 2004) debido a lo siguiente:

- Una disminución de 6.1% como consecuencia de la caída del tipo de cambio (la conversión de las ventas en dólares a nuevos soles utilizando un tipo de cambio menor da como resultado menores ventas en soles). El tipo de cambio promedio del 1T del 2005 fue de 3.26 en comparación con 3.47 del mismo periodo del año anterior

- Una disminución temporal en la venta de repuestos y servicio, debido a atrasos por parte de algunas empresas de la gran minería en el envío de componentes para ser reparados en los talleres de la Compañía. Esta disminución será compensada en los próximos meses, cuando se lleven a cabo las reparaciones de dichos componentes.

Por su parte, los ingresos por alquiler de equipos del 1T 2005 mostraron una disminución de 43.7% en comparación con los registrados en el mismo periodo del año anterior (S/. 3.1 millones el 1T del 2005; S/. 5.5 millones en el 1T del 2004), debido a que la Compañía alquiló a lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. Tanto la ejecución de estos trabajos como el alquiler de los equipos terminaron en diciembre del 2004. Las unidades sobrantes de la flota de alquiler han sido transferidas para su venta al inventario de equipos usados.

UTILIDAD EN VENTAS.- La utilidad en ventas del primer trimestre del 2005 ascendió a S/. 54.3 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 49.8 millones, un incremento de 8.9%. que se explica por el incremento de las ventas. En términos porcentuales, la utilidad en ventas del primer trimestre del 2005 es similar al del mismo período del año anterior (23.5% vs 23.6%).

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el primer trimestre del 2005 a S/. 41.2 millones en comparación con S/. 37.6 millones del mismo período del año anterior, un incremento de 9.5 %, debido a lo siguiente:

- Aumento de los gastos variables como consecuencia del aumento de las ventas de maquinas y equipos
- Contratación de personal técnico extranjero altamente calificado, para brindar a los clientes de la gran minería un servicio postventa de acuerdo con estándares de calidad internacional.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos de la Compañía.
- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de agosto del 2004, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años anteriores al 2003, período durante el cual dichas remuneraciones se mantuvieron congeladas.

En términos porcentuales los gastos del 1T del 2005 representan el 17.8% de las ventas netas, similar al obtenido el mismo período del año anterior.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del primer trimestre del 2005 ascendieron a S/. 5.4 millones en comparación con S/. 5.1 millones del mismo período del año anterior, un aumento de 6.6 % debido a mayores ventas a plazos efectuadas

por la compañía matriz y dos subsidiarias. El aumento de las ventas a plazos en dichas empresas ha sido proporcional al incremento de las ventas totales de productos principales.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.5 millones en el primer trimestre del 2005 en comparación con S/.7.4 millones del mismo período del año anterior, un incremento no significativo de 2.9%.

OTROS INGRESOS (EGRESOS).- En el primer trimestre del 2005, en este rubro se registró un egreso neto de S/. 4.0 millones en comparación con un egreso neto de S/. 2.7 millones del mismo período del año anterior. En el 1T 2005, se registraron en este rubro, principalmente los siguientes conceptos: i) un ingreso S/. 0.4 millones por resoluciones de contrato, ii) un egreso de S/. 4.6 millones por provisión para desvalorización de existencias, y iii) un ingreso neto de S/. 0.2 por otros conceptos. Por otra parte en el primer trimestre del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) ingreso de S/. 1.8 millones por recuperación de provisión para cobranza dudosa efectuada en años anteriores; ii) ingreso de S/. 0.8 millones por resolución de contratos de compraventa; iii) ingreso S/. 0.6 millones por dividendos de inversiones en empresas no subsidiarias, iv) un egreso de S/. 5.7 millones por provisión para desvalorización de existencias, y v) un egreso neto de S/. 0.2 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- Por Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Por tal razón, el REI del 1T del 2005 incluye solamente utilidad en cambio por S/. 1.7 millones, mientras que el REI del 1T del 2004, por S/. 6.1 millones, incluye: utilidad en cambio por S/. 0.4 millones, utilidad por ajuste por inflación del estado de ganancias y pérdidas por S/. 3.2 millones y utilidad por ajuste por inflación del balance general por S/. 2.5 millones. Es importante mencionar que el ajuste por inflación del estado de ganancias y pérdidas no afectaba la utilidad después de reconocer el ajuste por inflación del balance general. Dicho ajuste sólo modificaba los importes en soles corrientes de los rubros que conformaban el estado de ganancias y pérdidas en soles históricos. Por tanto, en términos comparativos, el resultado del 1T del 2004 antes de impuestos y participaciones registró una utilidad por REI del balance general de S/. 2.5 millones, que ya no se produjo en el 1T del 2005.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2005 y 2004 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del primer trimestre del 2004 ascendió a S/. 4.2 millones en comparación con S/. 7.3 millones del mismo período del año anterior, una disminución de 43.0%, debido a aumento en los gastos de venta y administración, incremento en otros egresos y menor ganancia por REI, lo cual fue compensado, en parte, por una mayor utilidad bruta, incremento en

ingresos financieros y aumento en la participación en los resultados de subsidiarias.

ANALISIS DEL BALANCE GENERAL

Al 31-03-05, el total de pasivos ascendió a S/. 500.6 millones en comparación con S/. 504.6 millones al 31-03-04, una disminución de S/. 4.0 millones. Por otra parte, el total de activos al 31-03-05 ascendió a S/. 792.1 millones en comparación con S/. 782.9 millones al 31-03-04, un aumento neto de S/. 9.2 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 32.9 millones, como consecuencia de i) aumento de S/. 26.0 millones por mayores ventas; ii) aumento de S/.12.3 millones por transferencia de cartera en garantía devuelta por un patrimonio fideicometido, que se encontraba registrada en Otras Cuentas por Cobrar; iii) disminución de S/. 3.1 millones por aumento de intereses diferidos; v) disminución de S/.1.8 millones por aumento de provisión para cobranza dudosa; y vi) otras disminuciones de S/. 0.5 millones.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 16.8 millones, que se explica por: i) una disminución de S/. 12.3 millones por transferencia a Cuentas por Cobrar Comerciales de cartera en garantía devuelta por un patrimonio fideicometido; ii) disminución de S/. 2.4 millones por aumento de provisión para cuentas dudosas; iii) disminución de S/.1.0 millones por cobranza a la Sunat de tributo pagado en exceso; y iv) otras disminuciones por S/. 1.1 millones.

c) Aumento neto de Existencias por S/. 42.5 millones debido a: i) aumento neto de S/.36.1 millones por compras efectuadas en el período; ii) aumento de S/. 20.6 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 10.9 por transferencia de componentes del inventario al activo fijo; y iv) otras disminuciones por S/. 3.3 millones.

e) Disminución neta del Activo Fijo por S/. 20.8 millones, que se explica por las siguientes operaciones: i) aumento de S/. 15.3 millones por compras de equipos de alquiler; ii) aumento de S/. 10.9 millones por transferencias de componentes del inventario al activo fijo; iii) aumento de S/. 2.0 millones por compras de componentes de protección; iv) disminución de S/. 20.6 millones por transferencia de equipo de alquiler del activo fijo al inventario; v) disminución de S/. 35.6 millones por aumento de la depreciación acumulada; vi) aumento de S/. 7.7 millones por compras de otros activos fijos; y vii) otras disminuciones por S/. 0.5 millones.

f) Disminución neta de Inversiones en Valores por S/. 27.0 millones debido a las siguientes operaciones: i) disminución de S/. 23.7 millones por

Ferreyros S.A.A. Ferreyros S.A.A.

liquidación de una inversión en un patrimonio fideicometido; iv) disminución de S/. 2.0 millones por pérdida en la valuación de una inversión en una empresa no subsidiaria; v) otras disminuciones por S/. 1.3 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-05 es de 1.49, menor que el ratio corriente de 1.58 al 31-03-04. Esta disminución se debe a que la serie "A" de la cuarta emisión de bonos corporativos, cuyo vencimiento es en agosto del 2005, ha pasado de endeudamiento a mediano plazo a endeudamiento a corto plazo. Al respecto, cabe señalar que, actualmente, la Compañía tiene emisiones de bonos corporativos por US $ 45.0 millones, siendo sus vencimientos US $ 15.0 millones el 2005, US $ 15.0 millones el 2006 y US $ 15 millones en el 2007.

La Compañía cuenta con un programa registrado por un total de US $ 50.0 millones, dentro del cual, a la fecha, se han realizado emisiones por US $ 15 millones. La estrategia de la Compañía es continuar realizando emisiones a la luz del mismo programa para mantener su ratio corriente en los niveles adecuados para sus necesidades de operación.

El ratio de apalancamiento financiero al 31-03-05 es 1.52, en comparación con 1.65 al 31-03-04.

La conformación de las obligaciones de la Compañía al 31 de marzo 2005 se muestra en el anexo 4.


Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente General Adjunto


Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A. Y SUBSDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	Acumulado al 31-3-2005	%	Acumulado al 31-3-2004	%	Variación %
Ventas Netas	231,451	100.0	211,608	100.0	9.4
Costo de Ventas	-177,135	-76.5	-161,735	-76.4	9.5
Utilidad en ventas	54,316	23.5	49,873	23.6	8.9
Otros ingresos operacionales	0	-	0	-	n/a
Utilidad Bruta	54,316	23.5	49,873	23.6	8.9
Gastos de Ventas y Administ.	-41,266	-17.8	-37,699	-17.8	9.5
Utilidad en operaciones	**13,050**	5.6	**12,174**	5.8	7.2
Ingresos Financieros	5,435	2.3	5,100	2.4	6.6
Gastos Financieros	-7,583	-3.3	-7,371	-3.5	2.9
Otros Ingresos (Egresos), neto	-4,040	-1.7	-2,724	-1.3	48.3
Utilidad antes de Resultado por exposición a la inflación	**6,862**	3.0	**7,179**	3.4	-4.4
Ganancia (Pérdida) por Exposición a la Inflación	1,651	0.7	6,069	2.9	n/a
Utilidad antes de Participaciones e Impuesto a la Renta e interes minoritario	**8,512**	3.7	**13,248**	6.3	-35.7
Participaciones	-1,195	-0.5	-1,726	-0.8	-30.7
Utilidad antes de Impuesto a la Renta e interes minoritario	**7,317**	3.2	**11,522**	5.4	-36.5
Impuesto a la Renta	-3,143	-1.4	-4,194	-2.0	-25.1
Utilidad Neta	**4,174**	1.8	**7,328**	3.5	-43.0

Ferreyros S.A.A.
MARIELA GARCÍA DE FABBRI
Gerente General Adjunto

Ferreyros S.A.A.
Hugo Sommerkamp Molinari

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General

	31-mar-05	31-mar-04	Variación % 31-mar-05 31-mar-04
Caja y bancos	29,402	31,496	-6.6
Cuentas por cobrar comerciales	125,255	92,896	34.8
Cuentas por cobrar no comerciales	70,534	87,389	-19.3
Inventarios	252,387	209,852	20.3
Otros activos corrientes	8,427	7,365	14.4
Activo Corriente	**486,005**	**428,998**	13.3
Cuentas por cobrar comerciales a largo plazo	32,651	32,143	1.6
Inmueble, maquinaria y equipo			
Equipo de alquiler	77,998	109,694	-28.9
Otros activos fijos	363,319	341,254	6.5
	441,317	450,948	-2.1
Depreciación acumulada	-194,917	-183,709	6.1
Inmueble, maquinaria y equipo, neto	246,400	267,239	-7.8
Inversiones	19,296	46,312	-58.3
Otros activos no corrientes	7,763	8,248	-5.9
Activo no Corriente	306,110	353,942	-13.5
Total Activo	**792,115**	**782,940**	1.2
Deuda de corto plazo	150,378	164,274	-8.5
Otros pasivos corrientes	176,161	107,736	63.5
Pasivo corriente	**326,539**	**272,010**	20.0
Deuda de largo plazo	174,107	232,609	-25.2
Total Pasivo	**500,646**	**504,619**	-0.8
Ganancias diferidas	**6,141**	**5,690**	7.9
Patrimonio	**285,328**	**272,632**	4.7
Total Pasivo y Patrimonio	**792,115**	**782,941**	1.2
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	8,407	8,380	
UAIDA	**22,852**	**22,930**	
Ratios Financieros			
Ratio corriente	1.49	1.58	
Apalancamiento Financiero	1.52	1.65	
Valor contable por acción	1.18	1.23	


Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente General Adjunto


Ferreyros S.A.A.

Hugo Sommerkamp Molinari

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	Acumulado al 31-3-2005	%	Acumulado al 31-3-2004	%	Variación %
Caterpillar					
Gran minería	32,895	14.2	34,141	16.1	-3.7
Otros	32,888	14.2	11,951	5.6	175.2
	65,783	28.4	46,093	21.8	42.7
Equipos	8,472	3.7	7,567	3.6	12.0
Automotriz	7,223	3.1	1,988	0.9	263.3
Unidades usadas	9,842	4.3	6,280	3.0	56.7
	91,320	39.5	**61,928**	29.3	47.5
Repuestos y servicios	121,959	52.7	132,441	62.6	-7.9
Alquileres	3,113	1.3	5,525	2.6	-43.7
Otras ventas de subsidiarias	15,060	6.5	11,714	5.5	28.6
Total	**231,452**	100.0	**211,608**	100.0	9.4

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2005
Minería	64.2%
Construcción	10.7%
Pesca	2.9%
Agricultura	4.8%
Hidrocarburos	4.2%
Transporte	3.1%
Gobierno	1.0%
Industria	1.0%
Otros	8.1%
Total	100.0%



Ferreyros S.A.A.



Ferreyros S.A.A.



Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas



MARIELA GARCIA DE FABBRI
Gerente General Adjunto

ANEXO 4

FERREYROS S.A.A. Y SUBSIDIARIAS

Conformación del Pasivo al 31 de marzo del 2005
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	15,673	11,927	1,621	2,125
Proveedores:				
Caterpillar	35,758	35,638	120	
Otros	10,327	10,055	272	
Bonos corporativos	45,000		15,000	30,000
Caterpillar Financial Services	25,882		4,649	21,233
Otros pasivos	20,791	20,791		
Total	153,431	78,411	21,662	53,358



Ferreyros S.A.A.


MARIELA GARCIA DE FABBRI
Gerente General Adjunto



Ferreyros S.A.A.


Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS POR EL AÑO TERMINADO EL 31 DE MARZO DEL 2005.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2004.

Ajuste de los estados financieros para reconocer los efectos de la inflación

A través dela Resolución N° 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 son considerados como los saldos iniciales al 1° de enero del 2005. Este tratamiento también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	31-03-05		31-12-04	
	Corriente	Largo Plazo	Corriente	Largo Plazo
	(En miles de soles)			
Facturas y letras	210,378	36,664	212,577	37,457
Intereses diferidos	(8,105)	(4,013)	(7,433)	(4,253)
Provisión para cuentas de cobranza dudosa	(77,018)		(81,849)	
	125,255	32,651	123,295	33,204


Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas


ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

3) EXISTENCIAS

Este rubro comprende:

	31-03-05	31-12-04
	(En miles de soles)	
Máquinas, motores y automotores	125,377	98,732
Repuestos	76,128	70,722
Servicios de taller en proceso	17,623	25,063
Mercadería	10,450	12,301
Productos en proceso	5,040	2,883
Materias primas y material de empaque	4,334	4,750
Existencias por recibir	29,043	38,711
	267,995	253,162
Provisión para desvalorización de existencias	(15,607)	(14,424)
	252,387	238,738

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	31-03-05	31-03-04
	(En miles de soles)	
Saldo inicial	14,424	13,991
Adiciones del período	5,225	6,101
Aplicaciones por ventas	(4,042)	(1,887)
Otros cambios		(477)
Saldo final	15,607	17,728

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Trans.	Otros Cambios	Saldos Finales
Costo -			(expresado en miles de soles)			
Terrenos	52,263	-	-	-	-	52,263
Edificios y otras construcciones	96,365	106	(24)	-	-	96,446
Instalaciones	20,142	171	-	-	-	20,313
Maquinaria y Equipo	142,924	729	(83)	2,113	3	145,687
Maquinaria y Equipo-						
Flota de Alquiler	85,640	2,282	(1,511)	(8,387)	-	78,024
Unidades de Transporte	8,728	1,059	-	-	-	9,788
Muebles y Enseres	34,315	463	(24)	-	-	34,754
Trabajos en Curso	3,434	609	-	-	-	4,043
	443,811	5,419	(1,642)	(6,274)	3	441,317
Depreciación Acumulada -						
Edificios y otras construcciones	30,216	707	(7)	-	-	30,916
Instalaciones	11,824	314	-	-	-	12,138
Maquinaria y Equipo	93,972	3,958	(39)	(29)	(67)	97,795
Maquinaria y Equipo-						
Flota de Alquiler	20,535	2,565	(101)	(3,736)	15	19,278
Unidades de Transporte	7,561	181	-	-	-	7,742
Muebles y Enseres	26,396	652	(23)	-	23	27,048

5) **INTERESES POR TITULOS DE DEUDA**

Los intereses devengados en el período por títulos de deuda han ascendido a S/. 5.4 millones.

6) **PATRIMONIO**

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó aumentar el capital social en S/.26.4 millones mediante la capitalización de ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social estará representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones.

7) **CONTINGENCIAS Y COMPROMISOS**


Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Al 31 de marzo del 2005, la Compañía tiene las siguientes contingencias:

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.4 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.1 millones, incluidos multas e intereses, sobre las cuales la Compañía presentó un recurso de reclamación a la Administración Tributaria.


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

c) La Compañía mantiene en proceso de reclamación, juicios por US$ 2.8 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 31 de marzo del 2005, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 6.5 millones y US$ 3.8 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.7 millones, que garantizan transacciones diversas.

8) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

	Trimestres terminados el:	
	31-03-05	31-03-04
Utilidad neta	S/. 4,174,000	7,328,000
Promedio ponderado de acciones comunes en circulación	241,980,000	241,980,000
Utilidad básica por acción	S/. 0.017	0.030

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

9) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las principales transacciones que no han representado flujos de efectivo son las siguientes:

	31-03-05	31-03-04
	(En miles de soles)	
Transferencias de existencias a inmuebles, maquinaria y equipo	6,152	9,276
Transferencias de inmuebles, maquinaria y equipo a existencias	8,661	14,283


Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas


Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPI
Contador General - Mat. 19915

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Marzo del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Codigo	Activo	Notas	Al 31 de Marzo 2005	Al 31 de Diciembre 2004
	Activo Corriente			
1D0101	Caja y Bancos	0	29,402	31,802
1D0102	Valores Negociables (neto de provisión acumulada)	0		
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	125,255	123,295
1D0104	Cuentas por Cobrar a Vinculadas	0		
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)	0	70,534	70,113
1D0106	Existencias (neto de provisión acumulada)	3	252,387	238,738
1D0108	Activos por Instrumentos Financieros Derivados	0		
1D0107	Gastos Pagados por Anticipado	0	8,427	5,459
1D01ST	**Total Activo Corriente**		**486,005**	**469,407**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	2	32,651	33,204
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0		
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0		
1D0209	Existencias	0		
1D0204	Inversiones Permanentes (neto de provisión acumulada)	0	19,296	19,616
1D0210	Activos por Instrumentos Financieros Derivados	0		
1D0211	Inversiones en Inmuebles	0		
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	246,400	253,306
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)	0		
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo	0	6,783	7,048
1D0212	Crédito Mercantil	0	715	744
1D0208	Otros Activos	0	265	442
1D02ST	**Total Activo No Corriente**		**306,110**	**314,360**
1D020T	**TOTAL ACTIVO**		**792,115**	**783,767**

Pasivo y Patrimonio	Notas	Al 31 de Marzo 2005	Al 31 de Diciembre 2004
Pasivo Corriente			
Sobregiros Bancarios	0	966	1,278
Préstamos Bancarios	0	37,952	33,844
Cuentas por Pagar Comerciales	0	150,378	141,095
Cuentas por Pagar a Vinculadas	0		
Otras Cuentas por Pagar	0	66,558	48,863
Parte Corriente de las Deudas a Largo Plazo	0	70,685	77,395
Pasivos por Instrumentos Financieros Derivados	0		
Total Pasivo Corriente		**326,539**	**302,475**
Pasivo No Corriente			
Deudas a largo plazo	0	174,107	184,162
Cuentas por pagar a vinculadas	0		
Pasivos por Instrumentos Financieros Derivados	0		
Ingresos Diferidos (netos)	0	6,139	3,985
Impuesto a la Renta y Particip.Diferidos Pasivo	0		
Total Pasivo No Corriente		**180,246**	**188,147**
Total Pasivo		**506,785**	**490,622**
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	6	266,178	251,550
Capital adicional	0		
Acciones de Inversión	0		
Resultados no realizados	0		
Excedente de Revaluación	0	8,708	10,267
Reservas Legales	0	10,072	7,317
Otras Reservas	0		
Resultados Acumulados	6	372	24,011
Efecto acumulado por reexpresión a moneda extranjera	0		
Total Patrimonio Neto		**285,330**	**293,145**
TOTAL PASIVO Y PATRIMONIO NETO		**792,115**	**783,767**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2005	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2004	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)	9	228,747	209,663	228,747	209,663
2D0102	Otros Ingresos Operacionales	0	349	197	349	197
2D01ST	**Total de Ingresos Brutos**		**229,096**	**209,860**	**229,096**	**209,860**
2D0201	Costo de Ventas (Operacionales)	0	-174,780	-159,987	-174,780	-159,987
2D0202	Otros costos operacionales	0	0	0	0	0
2D0203	**Total Costos Operacionales**		-174,780	-159,987	-174,780	-159,987
2D02ST	**Utilidad Bruta**		**54,316**	**49,873**	**54,316**	**49,873**
	Gastos Operacionales					
2D0302	Gastos de Ventas	0	-24,346	-22,242	-24,346	-22,242
2D0301	Gastos de Administración	0	-16,920	-15,457	-16,920	-15,457
2D0303	Provisión por perdidas por desvalorización de activos	0	0	0	0	0
2D03ST	**Utilidad Operativa**		**13,050**	**12,174**	**13,050**	**12,174**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros	0	7,086	5,100	7,086	5,100
2D0402	Gastos Financieros	0	-7,583	-7,371	-7,583	-7,371
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
2D0407	Ganancia o pérdida por instrumentos financieros derivados	0				
2D0403	Otros Ingresos	0				
2D0404	Otros Gastos	0	-4,040	-2,724	-4,040	-2,724
2D0408	Efecto acumulado por cambios en las políticas contables	0				
2D0405	Resultado por Exposición a la Inflación	0	0	6,069	0	6,069
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**8,513**	**13,248**	**8,513**	**13,248**
2D0501	Participación de los trabajadores corrientes y diferidos	0	-1,195	-1,726	-1,195	-1,726
2D0502	Impuesto a la Renta corriente y diferido	0	-3,143	-4,194	-3,143	-4,194
2D05ST	**Resultado antes de Gastos Extraordinarios**		**4,175**	**7,328**	**4,175**	**7,328**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
2D06ST	**Resultado antes de Interes Minoritario**		**4,175**	**7,328**	**4,175**	**7,328**
2D0701	Interés Minoritario	0	0	0	0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**4,175**	**7,328**	**4,175**	**7,328**
2D0801	Dividendos de acciones Preferentes	0	0	0	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**4,175**	**7,328**	**4,175**	**7,328**
2D0901	Utilidad (pérdida) básica por acción común	8	0.017000	0.030000	0.017000	0.030000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
2D0903	*Utilidad (pérdida) diluida por acción común*		*0.000000*	*0.000000*	*0.000000*	*0.000000*
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000


Ferreyros S.A.A.

Hugo Sommerkamp Molinari


ferreyros s.a.a.



CPC. BERNARDO CHAUCA QUISPE

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	247,804	208,738
3D0110	Honorarios y comisiones	0		
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0		
3D0111	Dividendos (no incluidos en la actividad de inversión)	0		
3D0112	Regalías	0		
3D0104	Otros cobros de efectivo relativos a la actividad	0	6,530	4,200
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-195,850	-179,167
3D0105	Remuneraciones y beneficios sociales	0	-34,021	-27,100
3D0106	Tributos	0	-4,594	-5,201
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0		
3D0113	Regalías	0		
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-3,526	-8,000
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**16,343**	**-6,530**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0		
3D0209	Prestamos a vinculadas	0		
3D0202	Venta de *inmuebles, maquinaria* y equipo	0	765	862
3D0203	Venta de activos intangibles	0		
3D0210	Intereses y rendimientos	0		
3D0211	Dividendos	0		
3D0204	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0		-184
3D0212	Prestamos otorgados a vinculadas	0		
3D0206	Compra de inmuebles, maquinaria y equipo	0	-2,922	-2,919
3D0207	Compra y desarrollo de activos intangibles	0		
3D0208	Otros pagos de efectivo relativos a la actividad	0	429	431
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**-1,728**	**-1,810**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0		2,249
3D0308	Aumento de prestamos bancarios	0		
3D0301	Emisión de acciones o nuevos aportes	0	65,625	37,688
3D0309	Venta de acciones en tesorería	0		
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0		
3D0303	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0		
3D0313	Amortización o pago de préstamos bancarios	0		
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-70,093	
3D0310	Recompra de acciones propias (acciones en tesorería)	0		
3D0311	Intereses y rendimientos	0	-7,552	
3D0305	Dividendos	0		
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-4,995	-49,595
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**-17,015**	**-9,658**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-2,400**	**-17,998**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	31,802	43,424
3D0403	Resultado por Exposición a la Inflación	0		6,069
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**29,402**	**31,495**


Ferreyros S.A.A.

Hugo Sommerkamp Molinari


ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales	0	247,804	208,738
3D0110	Honorarios y comisiones	0		
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)	0		
3D0111	Dividendos (no incluidos en la actividad de inversión)	0		
3D0112	Regalías	0		
3D0104	Otros cobros de efectivo relativos a la actividad	0	6,530	4,200
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios	0	-195,850	-179,167
3D0105	Remuneraciones y beneficios sociales	0	-34,021	-27,100
3D0106	Tributos	0	-4,594	-5,201
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0		
3D0113	Regalías	0		
3D0108	Otros Pagos de efectivo relativos a la actividad	0	-3,526	-8,000
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D01ST	**Provenientes de Actividades de Operación**		**16,343**	**-6,530**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes	0		
3D0209	Prestamos a vinculadas	0		
3D0202	Venta de inmuebles, maquinaria y equipo	0	765	862
3D0203	Venta de activos intangibles	0		
3D0210	Intereses y rendimientos	0		
3D0211	Dividendos	0		
3D0204	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes	0		-184
3D0212	Prestamos otorgados a vinculadas	0		
3D0206	Compra de inmuebles, maquinaria y equipo	0	-2,922	-2,919
3D0207	Compra y desarrollo de activos intangibles	0		
3D0208	Otros pagos de efectivo relativos a la actividad	0	429	431
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D02ST	**Provenientes de Actividades de Inversión**		**-1,728**	**-1,810**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios	0		2,249
3D0308	Aumento de prestamos bancarios	0		
3D0301	Emisión de acciones o nuevos aportes	0	65,625	37,688
3D0309	Venta de acciones en tesorería	0		
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0		
3D0303	Otros cobros de efectivo relativos a la actividad	0		
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios	0		
3D0313	Amortización o pago de préstamos bancarios	0		
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-70,093	
3D0310	Recompra de acciones propias (acciones en tesorería)	0		
3D0311	Intereses y rendimientos	0	-7,552	
3D0305	Dividendos	0		
3D0306	Otros pagos de efectivo relativos a la actividad.	0	-4,995	-49,595
	Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de			
3D03ST	**Actividades de Financiamiento**		**-17,015**	**-9,658**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-2,400**	**-17,998**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	31,802	43,424
3D0403	Resultado por Exposición a la Inflación	0		6,069
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**29,402**	**31,495**


Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas


ferreyros s.a.a.



CPC. BERNARDO CHAUCA QUISPE

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2005 y 2004
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	To
4D0101	**Saldos al 1ero. de enero de 2004**	241,179	0	0	0	10,926	5,188	0	17,500	0	27
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	
4D0104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,316	0	-
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	
4D0114	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	
4D0109	10. Capitalización de partidas patrimoniales	9,712	0	0	0	0	0	0	-9,712	0	
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	7,328	0	
4D0116	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	659	0	0	0	-659	2,129	0	-2,349	0	
4D01ST	**Saldos al 31 de Marzo de 2004**	**251,550**	**0**	**0**	**0**	**10,267**	**7,317**	**0**	**3,451**	**0**	**27**
4D0201	**Saldos al 1ero. de enero de 2005**	251,550	0	0	0	10,267	7,317	0	24,011	0	29
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	
4D0204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-11,990	0	-1
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	
4D0214	6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	
4D0209	10. Capitalización de partidas patrimoniales	14,628	0	0	0	-1,559	2,755	0	-15,824	0	
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	4,175	0	
4D0216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	
4D02ST	**Saldos al 31 de Marzo de 2005**	**266,178**	**0**	**0**	**0**	**8,708**	**10,072**	**0**	**372**	**0**	**28**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	241980000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	77018
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	15204
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	643
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	194917
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	7
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	5419
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0



Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas



Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Marzo	Al 31 de Diciembre
Total Activo **IGUAL a:**	792,115	783,767
- Total Pasivo+Patrimonio	792,115	783,767
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	228,747		209,663	
Otros Ingresos Operacionales	349		197	
Ingresos Financieros	7,086		5,100	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-174,780		-159,987	
Otros costos operacionales	0		0	
Gastos de Administración	-16,920		-15,457	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-24,346		-22,242	
Gastos Financieros	-7,583		-7,371	
Otros Gastos	-4,040		-2,724	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresion a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	251,550	0	0	0	10,267	7,317	0	24,011	0
Saldos del Balance General del periodo anterior	251,550	0	0	0	10,267	7,317	0	24,011	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	266,178	0	0	0	8,708	10,072	0	372	0
Saldos del Balance General del periodo actual	266,178	0	0	0	8,708	10,072	0	372	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2004
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	4,175	7,328
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	4,175	7,328
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual **IGUAL a:**	31,802
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	31,802
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	29,402
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	29,402
Consistencia :==>	

Conciliacion del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operacion	Del 1 de Enero de 2005 al 31 de Marzo de 2005	Del 1 de Enero de 2004 al 31 de Marzo de 2004
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	4,175	7,328
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	4,175	7,328
Consistencia: ==>		
	Del 1 de Enero de 2005 al 31 de Marzo de 2005	**Del 1 de Enero de 2004 al 31 de Marzo de 2004**
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	16,343	-6,530
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	16,343	-6,530
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.


ferreyros s.a.a.


Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas



CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915